company management teams. We also have deep experience assisting our portfolio companies in evaluating acquisitions, financings, and other important strategic decisions. 1. Valuation: Subject to further due diligence, we could be willing to pay a meaningful premium to the Company's 12/31/25 closing stock price of $0.1953. 2. Financing/ Sources & Uses of Funds: We expect to fund the transaction through a combination of cash on hand, debt, and equity securities. 3. Approvals: At the appropriate time, Star will seek Board approval to consummate the transaction, subject to satisfactory completion of due diligence, negotiation, and execution of the definitive agreement and related documents, and the satisfaction of customary conditions, and representations set forth in the definitive agreement. Star is unaware of any third-party approvals required to close the transaction. 4. Due Diligence: Star anticipates conducting standard due diligence comprised of a review of financial, operating, and legal information, as well as discussions with members of the Company's management team, customers, and significant third-party vendors. In this regard, we expect you to provide us assistance as is reasonably requested and give access at reasonable times to all things related to the business and assets of the Company. We are enthusiastic about proceeding with discussions with you and suggest we put a mutual NDA in place as the next logical step in our dialogue. If you have any questions about anything contained herein or our company, please contact me at (203) 489-9501. We look forward to hearing from you. Sincerely, Star Equity Holdings, Inc. Jeffrey E. Eberwein CEO /s/ Jeffrey E. Eberwein